UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14 F -1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Woozyfly, Inc.
(Exact name of registrant as specified in its corporate charter)

Nevada	20-3768799
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
619 West Texas Avenue, Suite 126, Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:
(432) 686-7777

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: February 26, 2010

WOOZYFLY, INC.
619 West Texas Avenue, Suite 126
Midland, Texas 79701

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF STW RESOURCES, INC.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Woozyfly”, Corporation”, “we,” “us.”, and “our” are to Woozyfly, Inc., a Nevada corporation, and Woozyfly’s wholly owned subsidiary, STW Acquisition, Inc., a Nevada corporation.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “ Board ”) as a result of the Agreement and Plan of Merger (the “Merger Agreement”) as described below.  The date of this Information Statement is February 26, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2010 and is being mailed to our stockholders of record as of February 26, 2010. The mailing date of this Information Statement will be on or about February 26, 2010.  On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Merger Agreement, whereby we acquired 100% of the outstanding securities of STW Resources, Inc. (“STW”), in consideration for 26,543,075 shares of our common stock (the “Merger”), our sole director, Eric Stoppenhagen, will resign as a member of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board appointed Stanley Weiner as a director and as Chief Executive Officer and Chief Financial Officer of the Corporation.  Additionally, our Board nominated Joseph O’Neill, the Honorable Bill Carter and Paul DiFrancesco to become Board members as of the Effective Date.  Upon the closing of the Merger, Eric Stoppenhagen resigned as an executive officer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

MERGER TRANSACTION WITH WOOZYFLY

On January 21, 2010, we entered into the Merger Agreement with STW Acquisition, STW and certain shareholders of STW controlling a majority of the issued and outstanding shares of STW.  Pursuant to the Merger Agreement, STW will be merged into the STW Acquisition resulting in an exchange of all of the issued and outstanding shares of STW for shares of the Company on a one for one basis. At such time, STW will become a wholly owned subsidiary of the Company.

On February 12, 2009, pursuant to the terms of the Merger Agreement, STW merged with and into Acquisition Sub, which became a wholly-owned subsidiary of the Company (the “Merger”).  In consideration for the Merger and STW becoming a wholly-owned subsidiary of the Company, the Company issued an aggregate of 26,543,075 (the “STW Acquisition Shares”) shares of common stock to the shareholders of STW at the closing of the merger and all derivative securities of STW as of the Merger became derivative securities of Woozyfly including options and warrants to acquire 12,613,002 shares of common stock at an exercise price ranging from $3.00 to $8.00 with an exercise period ranging from July 31, 2011 through November 12, 2014 and convertible debentures in the principal amount of $1,467,903 with a conversion price of $0.25 and maturity dates ranging from April 24, 2010 through November 12, 2010.

General Business Summary of STW

STW, based in Midland, Texas, provides customized water reclamation services.  STW’s core expertise is an understanding of water chemistry and its application to the analysis and remediation of complex water reclamation issues. STW provides a complete solution throughout all phases of a water reclamation project including analysis, design, evaluation, implementation and operations.

STW’s expertise is applicable to several market segments including:

•	Gas shale hydro-fracturing flowback;
•	Oil and gas produced water;
•	acid mine drainage (“AMD”);
•	desalination;
•	brackish water; and
•	municipal waste water.

Understanding water chemistry is the foundation of STW’s expertise. STW will provide detailed chemical analysis of the input stream and of the process output that conforms to the various environmental and legal requirements. STW becomes an integral part of the water management process and provides a customized solution that encompasses analysis, design and operations including pretreatment and transportation.  Simultaneously, STW evaluates the economic impact of this process to the customer. These processes will use technologies that fit our customer’s need: fixed, mobile or portable; evaporation, reverse-osmosis or membrane technology, and any necessary pre-treatment, crystallization and post-treatment. STW will also supervise construction, testing, and operation of these systems. Our keystone is determining and optimizing the most appropriate technology to effectively and economically address our customers’ particular requirements.  As an independent solutions provider STW is manufacturer-agnostic and is committed to the use of the right technology demanded by the design process.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares or preferred stock, par value $0.001 per share.  As of the date hereof, we have 26,543,075 shares of common stock issued and outstanding held by approximately 65 stockholders of record.  Holders of Woozyfly’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of Woozyfly’s common stock representing a majority of the voting power of Woozyfly’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of Woozyfly’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Woozyfly’s articles of incorporation. Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of February 12, 2010 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Stanley Weiner*	6,447,500	22.44%
Eric Stoppenhagen*
Marty Walter*	200,000	0.70%
D. Grant Seabolt, Jr., Esq.*	50,000	0.17%
Paul Difrancesco	2,469,537	8.60%

All officers and directors as a group (4 persons)	6,697,500	23.31%

*Executive officer and/or director of the Company.

 ** Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o STW Resources, Inc., 619 West Texas Avenue, Suite 126, Midland, Texas 79701.

(2)
Applicable percentage ownership is based on 28,728,075 shares of common stock outstanding as of February 12, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of February 12, 2010 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of February 12, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGE OF CONTROL

On February 9, 2010, we consummated the transactions contemplated by the Merger Agreement.  Pursuant to that agreement, we acquired STW and, in exchange, issued to the shareholders of STW 26,543,075 shares of our Common Stock, which resulted in a change in control.  As a result of the Merger, STW became our wholly-owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Merger, Eric Stoppenhagen was our Interim President and sole Director.  Effective at the close of the Merger, Mr. Stoppenhagen resigned from all of the offices he held.  Additionally, on February 12, 2010, Mr. Stoppenhagen tendered his resignation as a director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).  In connection therewith, upon the closing of the Merger, our Board appointed Stanley Weiner as a Chairman of the Board of Directors and as Chief Executive Officer, President and Chief Financial Officer, Marty Walter as Vice President of Field Operations and D. Grant Seabolt, Jr. Esq., as Secretary. Additionally, our Board nominated Joseph O’Neill, the Hon. Bill Carter and Paul DiFrancesco to become our Board members as of the Effective Date.

Only Eric Stoppenhagen and Stanley Weiner are currently members of the Board, and prior to the Merger, none of the Directors nominated by our Board held any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Merger

Name	Age	Position(s)
Eric Stoppenhagen (1)	36	President, Chief Executive Officer, Treasurer and Sole Director

(1) Mr. Stoppenhagen has agreed to resign as a director on the tenth day after the mailing of this Schedule to our stockholders.

 Eric Stoppenhagen, Interim President and Sole Director prior to the Merger

Eric Stoppenhagen, through his consulting company, Venor, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies; including as Vice President of Finance  and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President and Director of WoozyFly, Inc. from 2009 to 2010; Interim President of Trist Holdings, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to 2010; CFO of GetFugu, Inc. in 2009; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

Officer and Directors and Director Nominees after the Merger

Name	Age	Position
Stanley Weiner	56	Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors
Marty Walter Joseph O’Neill* Hon Bill Carter* Paul DiFrancesco* D. Grant Seabolt, Jr.	51 64 80 29 55	Vice President of Field Operations Director Director Director Secretary

*Shall be appointed as directors of the Company on the 10th day following the mailing of this 14f information statement.

Stanley Weiner, Director, Chief Executive Officer and Chief Financial Officer

Stanley T. Weiner, a 30 year veteran of the oil and gas industry, has explored, drilled and operated oil and gas properties in the United States and in South America. Previously, Mr. Weiner served as president and CEO of Molecular Solutions, LLC, and was founder and CEO of Weiner Investments Inc, and American Crude Oil, Inc.

Marty Walter, Vice President of Field Operations

Marty Walter has 25 years of experience in the specialty chemical, petrochemical, and cryogenics industries in the areas of operations, safety, environmental, customer service and logistics.  Prior to joining STW Resources, Mr. Walter was the Operations Manager for NuCo2, Inc.  Prior to that, he was a manager for Distribution and Office Services for Betz Energy Chemicals, and Assistant Plant Manager for Betz Laboratories.

Joseph O’Neill, Director

Joseph I. O’Neill III has close to 40 years of experience in the oil and gas industry.  He currently serves as Managing Partner of O’Neill Properties, a highly regarded Midland, Texas oil and gas producer.  Mr. O’Neill is the Chairman of the Board of Texas Oil & Gas Association and is a Director of the Petroleum Club of Midland.  He has served on the boards of numerous industries, civic, academic, political and charitable institutions.  He is a graduate of Notre Dame University and formerly on the Board of Directors and a past President of the Notre Dame Alumni Association.

The Hon. Bill Carter, Director

The Hon. Bill Carter is a former Member of the Texas House of Representatives (1984-2003) and is former Chairman of the Texas Public Safety Committee.  In addition to receiving the 1997 American Legislative Exchange Council Legislator of the Year Award, Mr. Carter has received numerous state and national awards, including Outstanding Legislator Award from the Texas Chiropractic Association, the Legislative Excellence Award from the Texas Head Injury Association, the Greater Dallas Crime Commission Crime Fighter of the Year, the Outstanding Legislator in Texas from the Texas Association of Regional Councils, and the Presidential Achievement Award from President Ronald Reagan.

 Paul DiFrancesco, Director

Paul C. DiFrancesco has over twenty years of experience in the financial sector.  Mr. DiFrancesco is currently a Partner at Viewpoint Securities, LLC a registered broker-dealer that provides investment banking services to emerging growth companies.  In 2001, Mr. DiFrancesco co-founded and is currently the President of Decision Capital Management, LLC.  Prior to co-founding Decision, Mr. DiFrancesco was Senior Managing Director of Preferred Capital Markets in San Francisco.  During Mr. DiFrancesco's tenure, Preferred Capital Markets was named by Fortune Magazine several years running, as one of the top 100 fastest growing private companies.  In 1995, Mr. DiFrancesco joined Apodaca-Johnston Investment Group as Managing Director and as a member of the Investment Committee.  In 1990, Mr. DiFrancesco joined Torrey Pines Securities, where he built and managed the trading desk.

CORPORATE GOVERNANCE

Committees

We intend to appoint an audit committee.  Accordingly, we will designate a director as an "audit committee financial expert", as that term is defined in the rules of the Securities and Exchange Commission.

The Board of Directors does not have a standing nominating committee.  Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with our bylaws and Nevada law.

Meetings may be held from time to time to consider matters for which approval of our Board of Directors is desirable or is required by law.

Code of Ethics

We have not adopted a corporate code of ethics at this time, however we expect to within 60 days of the date hereof

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

 For the year ended December 31, 2008, below is the compensation paid by the STW Resources, Inc.

Name and Principal Position	Year	Salary ($)	Bonus ($)	(5) Stock Awards ($)	(6) Stock Options ($)	Non-equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gene Brock, President (1)	2008	$334,000		$13,350					$347,350
	2007	$0

Stanley T Weiner, CEO Chairman	2008	$221,000		$89,000					$310,000
	2007	$0

G. Wade Stubblefield , CFO (1)	2008	$109,083		$25,312					$134,395
	2007	$0

Marty Walter , V P Operations	2008	$102,500		$13,500					$116,000
	2007	$0

*Date of Inception January 8, 2008
(1) Have resigned as executive officers of the Company.

Outstanding Equity Awards at Fiscal Year-End

STW does not have any outstanding equity awards.

.Director Compensation

STW has not paid any fees to its directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them except that Eric Stoppenhagen has not filed a  Form 3 Initial Statement of Beneficial Ownership.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Woozyfly, Inc.

By:	/s/ Stanley Weiner
Name:	Stanley Weiner
Title:	Chief Executive Officer and Director

Dated: February 26, 2010